BRF S.A.
COMPANHIA ABERTA
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general, that its production facility located at KIZAD, Abu Dhabi, in the United Arab Emirates, was authorized by the Saudi Food and Drug Authority – SFDA, the Saudi Arabian sanitary authority, to resume the export of poultry meat products to Saudi Arabia. The embargo had been in effect since August 2019.

São Paulo, July 22, 2022.

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer
BRF S.A.